EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 24, 2004

LJ INTERNATIONAL REPORTS $1.7 MILLION ORDER
FROM MAJOR U.S. JEWELRY CHAIN

HONG KONG and LOS ANGELES, CA — August 24, 2004 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing fine jewelry companies in the world, today said it has received an order of about $1.7 million from one of the leading retail jewelry chains in the U.S. Revenue from the order will be realized during the second half of 2004.

The retailer, unnamed in this release for competitive reasons, is among one of the largest jewelry retail chains in the U.S. market, with over 2,000 stores nationwide. The announcement of this order follows an earlier announcement by LJI that it had just begun a national rollout of products at the chain’s stores after a successful test-marketing of its products in no more than 50 of the chain’s stores.

“This significant order reflects LJI’s continued success at achieving sales growth in older, more mature markets such as North America,” said LJI Chairman and CEO Yu Chuan Yih. “The new products that we test-marketed in this retailer’s stores were extremely well-received, and we believe we can get a similar response from consumers throughout the U.S. market as they are exposed to the latest from LJI. In this way, we expect to continue gaining new U.S. customers as well as increasing sales to existing ones.”

Global Sales Expansion Continues

LJI products are sold in major U.S. department stores as well as two-thirds of the 40 largest jewelry chain stores. The Company also sells to the three largest home-shopping TV networks in

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the U.S., as well as in Europe, Japan and Australia. It is expanding both in the U.S. and overseas, selling to the two largest retailers in the world as well as through a new network of its own stores in China.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJI

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the NASDAQ National Market under the symbol JADE.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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